September 4, 2007

VIA EDGAR AND FEDEX

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

RE:	Neonode Inc.
Form 8-K/A Filed on August 16, 2007
File No. 0-08419

Ladies and Gentlemen:

Neonode Inc. (“Neonode” or the “Company”) is hereby electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Neonode’s Amendment No. 2 to its Current Report on Form 8-K (File No. 0-08419) (“Amendment No. 2”), and is providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 1 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2007 (as amended, the “Form 8-K”).

Amendment No. 2 is being filed in response to your letter dated August 20, 2007, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Form 8-K (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and I have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

General

1. Comment: We note that BDO Seidman will complete its engagement upon the filing of your Form 10-Q for the period ended July 21, 2007. Please note that when this relationship is actually terminated an Item 4.01 Form 8-K will be required in order to provide the disclosures required by Item 304 of Regulation S-K.

Response: In response to Staff’s comments, we have added the requested disclosure to Amendment No. 2, per the conversation between the Company and the Staff on August 20, 2007.

2. Comment: Item 304(4)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of any uncertainty regarding the company's ability to continue as a going concern. Revise your amendment accordingly.

Response: In response to Staff’s comments, we have added the requested disclosure.

3. Comment: Revise the disclosure regarding disagreements with your former accountants to specifically include the subsequent interim period through the date the former accountant resigned, declined to stand for re-election or were dismissed.

Response: In response to Staff’s comments, we have revised the requested disclosure.

***

In addition to the foregoing, the Company hereby acknowledges that:

A.	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

B.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

C.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (925) 355-7700 if you have any questions or would like additional information regarding this response letter or the 8-K.

Sincerely,

David Brunton
Chief Financial Officer, Neonode Inc.

Enclosure

cc:	Jodie Bourdet, Esq., Cooley Godward Kronish LLP